Exhibit 11(b)

CLECO CORPORATION
COMPUTATION OF NET INCOME PER COMMON SHARE
(UNAUDITED)
	For the six months ended June 30,
	2002	2001
	(Thousands, except share and per share amounts)
Basic

Net income applicable to common stock	$ 30,898	$ 22,822
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Weighted average number of shares of common stock outstanding during the period	45,569,170	45,012,715
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Basic net income per common share	$ 0.68	$ 0.51
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Diluted

Net income applicable to common stock	$ 30,898	$ 22,822

Adjustments to net income related to ESOP under the "if-converted" method:
Add loss of deduction from net income for actual dividends paid on convertible preferred stock, net of tax	648	668
Add/(Deduct) additional cash contribution required, which is equal to dividends on preferred stock less dividends paid at the common dividend rate, net of tax	(33)	11
Add tax benefit associated with dividends paid on allocated common shares	299	246
Adjusted income applicable to common stock	$ 31,812	$ 23,747
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Weighted average number of shares of common stock outstanding during the period	45,569,170	45,012,715

Number of equivalent common shares attributable to ESOP	2,502,367	2,570,133

Common stock under stock option grants	198,376	271,815

Average shares	48,269,913	47,854,663
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Diluted net income per common share	$ 0.66	$ 0.50
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